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                           UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

                   Commission File Number 1-7951

                            WICOR, INC.
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     (exact name of registrant as specified in its charter)

                      626 East Wisconsin Avenue
                            P. O. Box 334
                      Milwaukee, Wisconsin 53201
                      Telephone:  (414) 291-7026
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, $1.00 par value
                Associated Common Stock Purchase Rights
        --------------------------------------------------------
        (Title of each class of securities covered by this Form)

                                  None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    (X)         Rule 12h-3(b)(1)(i)     (X)
Rule 12g-4(a)(1)(ii)   ( )         Rule 12h-3(b)(1)(ii)    ( )
Rule 12g-4(a)(2)(i)    ( )         Rule 12h-3(b)(2)(i)     ( )
Rule 12g-4(a)(2)(ii)   ( )         Rule 12h-3(b)(2)(ii)    ( )
                                   Rule 15d-6              ( )

Approximate number of holders of record as of the certification or
notice date:      1*


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Pursuant to the requirements of the Securities Exchange Act of 1934,
WICOR, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            WICOR, INC.

DATE:  May 3, 2000            By: /s/    JOSEPH P. WENZLER
                                  ------------------------------
                                         Joseph P. Wenzler
                                     Senior Vice President and
                                      Chief Financial Officer


*Effective as of 11:59 p.m., Central Time, on April 26, 2000, a wholly owned subsidiary of Wisconsin Energy Corporation (Commission File No. 1-9057) was merged with and into the registrant in a statutory merger in which all of the outstanding shares of WICOR, Inc. Common Stock (including the Associated Common Stock Purchase Rights) were converted into the right to receive cash (or, in the case of 38,000 shares of restricted stock, shares of restricted Wisconsin Energy Common Stock), and the registrant became a wholly owned subsidiary of Wisconsin Energy. An application to strike the WICOR Common Stock (and Associated Common Stock Purchase Rights) from listing and registration on the New York Stock Exchange is being filed with the Commission by the Exchange. This Form 15 is being filed to avoid any deemed registration under Section 12(g) under Rule 12g-2 and to suspend any reporting obligation under
Section 15(d) that otherwise might arise.